UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. __)*

RENOVORX, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

75989R 107

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75989R 107

1	NAME OF REPORTING PERSON: Kamran Najmabadi
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 70,000
	6	SHARED VOTING POWER 975,000
	7	SOLE DISPOSITIVE POWER 70,000
	8	SHARED DISPOSITIVE POWER 975,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,045,000(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 11.7%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1) Includes (i) 10,000 shares of common stock held of record by Kamran Najmabadi (the “Reporting Person”); (ii) 60,000 shares of common stock that are issuable upon exercise of outstanding options within 60 days of December 31, 2021 to the Reporting Person; (iii) 731,250 shares of common stock held of record by The Najmabadi Family Trust dated April 22, 2021 for which the Reporting Person serves as a trustee; (iv) 121,875 shares of common stock held of record by The Navid Najmabadi Irrevocable Trust dated April 22, 2021 for which the Reporting Person serves as a trustee; and (v) 121,875 shares of common stock held of record by The Leili Najmabadi Irrevocable Trust dated April 22, 2021 for which the Reporting Person serves as a trustee.

(2) Based on 8,908,150 shares of the Issuer’s common stock outstanding as of November 1, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021, filed with the Securities and Exchange Commission on November 15, 2021.

CUSIP No. 75989R 107	Page 3

1	NAME OF REPORTING PERSON: The Najmabadi Family Trust dated April 22, 2021
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION: California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 731,250
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 731,250
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 731,250 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 8.2% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(1) The shares are held of record by The Najmabadi Family Trust dated April 22, 2021 for which Mr. Najmabadi serves as trustee.

(2) Based on 8,908,150 shares of the Issuer’s common stock outstanding as of November 1, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021, filed with the Securities and Exchange Commission on November 15, 2021.

Item 1

(a) Name of Issuer:

RenovoRx, Inc.

(b) Address of Issuer’s Principal Executive Offices:

4546 El Camino Real, Suite B1

Los Altos, California 94022

Item 2

(a) Names of Persons Filing:

Each of the following is a reporting person (“Reporting Person”):

Kamran Najmabadi

The Najmabadi Family Trust dated April 22, 2021

(b) Address or principal business office or, if none, residence:

The address for the principal business office of the Reporting Persons is:

c/o RenovoRx, Inc.

4546 El Camino Real, Suite B1

Los Altos, California 94022

(c) Citizenship:

Reference is made to the response to item 4 on each of pages 2 and 3 of this Schedule 13G (this “Schedule”), which responses are incorporated herein by reference.

(d) Title and Class of Securities:

Common Stock, par value $0.0001 per share.

(e) CUSIP No.:

75989R 107

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership

Reference is hereby made to the responses to items 5-9 and 11 of pages 2 and 3 of this Schedule, which responses are incorporated herein by reference.

Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2022

/s/ Kamran Najmabadi
Kamran Najmabadi

THE NAJMABADI FAMILY TRUST DATED APRIL 22, 2021

By:	/s/ Kamran Najmabadi
Name:	Kamran Najmabadi
Title:	Trustee